EXHIBIT  6

To announce a non-cash real estate impairment charge pursuant to ROC SFAS No. 35.

Date of events: 2012/06/29

Contents:

1.Date of occurrence of the event:2012/06/29

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The Company recorded a non-cash real estate impairment charge associated with price variations in regional markets of approximately NT$1.26 billion, or 0.3% of the shareholder’s equity, after performing an assessment of its investment properties pursuant to ROC SFAS No. 35 “Impairment of Assets”.

6.Countermeasures: None

7.Any other matters that need to be specified:(1) In conjunction with Chunghwa’s planned adoption of International Financial Reporting  Standards (“IFRS”) in 2013, the Company performed an assessment of its investment properties which will be reclassified from property, plant and equipment under the IFRS adoption plan.  In accordance with the IAS 40 “Investment Property” disclosure requirement, the valuation analysis, which was conducted by an independent third-party property assessment firm, found that the aggregate fair value of the investment properties exceeded the carrying amounts currently recorded, but for certain investment properties the fair value was less than the carrying amounts. Due to these results, the Company recorded an impairment charge pursuant to ROC SFAS No. 35 “Impairment of Assets”. (2) The impairment charge amount is an unaudited number. (3) This impairment is an unrealized loss, non-cash charge, and has no impact on the Company’s working capital or cash flow.